ASSUMPTION REINSURANCE AGREEMENT

Between

EQUITABLE FINANCIAL LIFE INSURANCE COMPANY

(referred to as the Ceding Company)

and

EQUITABLE FINANCIAL LIFE AND ANNUITY COMPANY

(referred to as the Assuming Company)

INDEX OF SCHEDULES AND EXHIBITS

Schedule A	Ceding Company Separate Accounts

Exhibit 1	Form of Policyholder Notice
Exhibit 2	Form of Certificate of Assumption

ASSUMPTION REINSURANCE AGREEMENT

THIS ASSUMPTION REINSURANCE AGREEMENT (this “Agreement”) is made and entered into on [ ], 2023 by and between Equitable Financial Life Insurance Company, a New York-domiciled insurance company (the “Ceding Company”), and Equitable Financial Life and Annuity Company, a Colorado-domiciled insurance company (the “Assuming Company”). For purposes of this Agreement, the Ceding Company and the Assuming Company shall each be deemed a “Party” and together the “Parties.”

WHEREAS, the Ceding Company and Equitable Financial Life Insurance Company of America (“EFLOA”), an Affiliate of the Assuming Company, entered into an Indemnity Reinsurance Agreement dated as of April 1, 2023 (the “Indemnity Reinsurance Agreement”);

WHEREAS, the Indemnity Reinsurance Agreement provides, among other things, for the Ceding Company and one or more Affiliates of EFLOA to enter into this Agreement in relation to the Novation of certain of the Reinsured Contracts (as defined below) to EFLOA and/or one or more other Affiliates of the EFLOA in accordance with Section 4.5; and

NOW, THEREFORE, in consideration of the mutual and several promises and undertakings herein contained, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Ceding Company and the Assuming Company agree as follows:

ARTICLE I.

DEFINITIONS

Section 1.1. Definitions. The following terms have the respective meanings set forth below throughout this Agreement:

“Action” means any claim, action, suit, litigation, arbitration, or proceeding by or before any Governmental Authority, arbitrator or arbitration panel, or similar Person or body.

“CDI” has the meaning set forth in Section 4.1(a).

“Affiliate” means, with respect to any specified Person, any other Person that, at the time of determination, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such specified Person.

“Agreement” has the meaning set forth in the preamble.

“Assuming Company” has the meaning set forth in the preamble.

“Assuming Company Extra-Contractual Obligations” means all Extra-Contractual Obligations that arise out of or relate to (a) any act, error or omission taken by the Ceding Company or any of its Affiliates (other than the Assuming Company) at the written direction or request or with the written consent of the Assuming Company; (b) any act, error or omission taken by the Assuming Company or any of its Affiliates (other than the Ceding Company); or (c) any act, error or omission taken by any other Person (other than the Ceding Company) with respect to or relating to the Novated Contracts on or after the applicable Effective Time.

“Assuming Company Indemnified Parties” has the meaning set forth in Section 7.2.

“Assuming Company Separate Accounts” means the registered separate accounts to be established by the Assuming Company to replicate the Ceding Company Separate Accounts with respect to the Novation Subject Contracts.

“Books and Records” means all books and records that relate to the Novated Contracts and the Ceding Company Separate Accounts, including administrative records, claim records, financial records, compliance records and all other records, in whatever form maintained, but excluding certificates of incorporation, bylaws, corporate seals, licenses to do business, minute books and other corporate records relating to the corporate organization or capitalization of the Parties or its Affiliates, tax returns or records, records of any employee of either Party or its Affiliates, benefit plan records with respect to any employee of either Party or its Affiliates.

“Business Day” means any day that is not a Saturday, Sunday, or other day on which commercial banks in the City of New York, New York are required or authorized by Law to be closed.

“Ceding Commission” has the meaning set forth in Section 3.3.

“Ceding Company” has the meaning set forth in the preamble.

“Ceding Company Extra-Contractual Obligations” means all Extra-Contractual Obligations other than Assuming Company Extra-Contractual Obligations.

“Ceding Company Indemnified Parties” has the meaning set forth in Section 7.1.

“Ceding Company Separate Accounts” means the registered separate accounts of the Ceding Company applicable to the Novation Subject Contracts and identified in Schedule A.

“Confidential Information” with respect to a Party, means any and all information provided by, made available by or obtained on behalf of such Party, any of its Affiliates or Representatives, on, before or after the date hereof, including, Non-Public Personal Information and all data relating to the Policyholders of the Reinsured Contracts which are maintained, processed or generated by the Ceding Company or, if applicable, the Assuming Company and including the contents of this Agreement not otherwise publicly disclosed, but shall not include the existence of this Agreement and the identity of the Parties; provided, that Confidential Information does not include information that (a) is generally available to the public other than as a result of a disclosure by the receiving Party in violation of its confidentiality obligation, (b) is independently developed by the receiving Party, its Affiliates or any of its Representatives without use or access to the disclosing Party’s Confidential Information, or (c) is rightfully obtained by the receiving Party from a third party without, to the knowledge of the receiving Party, breach by such third party of a duty of confidentiality of any nature to the disclosing Party; and provided, further, that the foregoing exceptions shall not supersede the obligations of the receiving Party with respect to any Non-Public Personal Information.

“DFS” has the meaning set forth in Section 2.1.

“Effective Time” means 12:01 a.m. (New York time) on the date or dates mutually agreed-upon by the Parties as to those Novation Subject Contracts as to which all requirements have been met for the Novation of such contracts from the Ceding Company to the Assuming Company, including the receipt of all required approvals from Governmental Authorities and receipt of all Required Consents from Policyholders.

“Extra-Contractual Obligations” means all Liabilities to any Person or Persons arising out of or relating to the Novated Contracts (other than Liabilities arising under the terms and conditions and within the policy limits of the Novated Contracts), including any loss in excess of the limits arising under or covered by any Novated Contracts, any Liabilities for fines, penalties, Premium Taxes, fees, forfeitures, compensatory, consequential, punitive, exemplary, special, treble, bad faith, tort, statutory or any other form of extra-contractual damages, as well as all legal fees and expenses relating thereto, which Liabilities arise out of or result from any act, error or omission, whether or not intentional, negligent, fraudulent, in bad faith or otherwise (actual or alleged), arising out of or relating to the Novated Contracts, including (a) the form, sale, marketing, distribution, underwriting, production, issuance, cancellation or administration of the Novated Contracts, (b) the investigation, defense, prosecution, trial, settlement (including the failure to settle) or handling of claims, benefits, or payments under the Novated Contracts, (c) the failure to pay or the delay in payment or errors in calculating or administering the payment of benefits, claims or any other amounts due or alleged to be due under or in connection with the Novated Contracts, (d) the failure of the Novated Contracts to qualify for their intended tax status, or (e) any fines, penalties, Premium Taxes, fees, forfeitures, or other damages with respect to escheat or unclaimed property Liabilities arising under or relating to the Novated Contracts.

“Fair Market Value” means, with respect to any asset, the fair market value or valuation thereof (including accrued but unpaid interest) as determined by the Ceding Company in accordance with GAAP.

“Fund” means any collective investment vehicle in which a Ceding Company Separate Account or a division thereof invests with respect to the Novation Subject Contracts.

“Fund Managers” means the advisers to the Funds in which the Ceding Company Separate Accounts invest.

“Funds Withheld Account” has the meaning set forth in the Indemnity Reinsurance Agreement.

“Funds Withheld Account Balance” has the meaning set forth in the Indemnity Reinsurance Agreement.

“General Account Liabilities” has the meaning set forth in the Indemnity Reinsurance Agreement.

“Governmental Authority” means any United States or non-United States federal, state, or local or any supra-national, political subdivision, governmental, legislative, tax, regulatory or administrative authority, instrumentality, agency, body or commission, self-regulatory organization or any court, tribunal, or judicial or arbitral body having jurisdiction over a Party.

“Insurance Regulator” means, with respect to any insurance or reinsurance company, any applicable insurance regulator of such insurance or reinsurance company.

“Investment Agreements” means each of the agreements of the Ceding Company or Affiliates of the Ceding Company with the Funds and/or the Fund Managers that relate to the availability of the Funds as investment options under Novation Subject Contracts.

“Law” means any United States or non-United States federal, state, or local statute, law, ordinance, regulation, code, order of a Governmental Authority, or other requirement or rule of law.

“Liabilities” has the meaning set forth in the Indemnity Reinsurance Agreement.

“Non-Guaranteed Elements” has the meaning set forth in the Indemnity Reinsurance Agreement.

“NI Modco Accounts” has the meaning set forth in the Indemnity Reinsurance Agreement.

“NI Modco Accounts Balance” has the meaning set forth in the Indemnity Reinsurance Agreement.

“NI Modco Accounts Reinsured Contracts” has the meaning set forth in the Indemnity Reinsurance Agreement.

“Non-Public Personal Information” means any non-public personally identifiable information concerning or relating the customers, clients, policy owners, contract holders, insureds, claimants, and beneficiaries of Reinsured Contracts, including (a) “non-public personal information” as that term is defined in the Gramm-Leach-Bliley Act, as amended, and implementing regulations, 15 U.S.C. §6809(4) or “protected health information” as defined in 45 C.F.R. §160.103; and (b) “Personal Information” as defined in the California Consumer Privacy Act of 2018 (Cal. Civ. Code Division 3, Part 4, Title 1.81.5); provided, that information that is otherwise publicly available shall not be considered “Non-Public Personal Information”; and, provided, further, that “Non-Public Personal Information” does not include de-identified personal data, (i.e., information that does not identify, or could not reasonably be associated with, an individual).

“Novated Contracts” means, subject to the exceptions set forth in Section 2.7 hereof, the Novation Subject Contracts as to which (i) all applicable approvals from Governmental Authorities and all Required Consents of Policyholders have been obtained and (ii) Certificates of Assumption have become effective. For the avoidance of doubt, if a Novated Contract is no longer treated as a Novated Contract pursuant to Section 2.7, such Novation Subject Contract will continue to be treated as a Reinsured Contract.

“Novation” has the meaning set forth in Section 2.1(a).

“Novation Date” means, with respect to the relevant Novated Contracts, the date during which the Effective Time for such Novated Contracts falls.

“Novation Subject Contracts” means those Reinsured Contracts selected by the Parties.

“Parties” has the meaning set forth in the preamble.

“Party” has the meaning set forth in the preamble.

“Permits” means all licenses, permits, orders, approvals and non-disapprovals, registrations, authorizations, franchises, certificates, notices, qualifications, and similar filings with any Governmental Authority under any applicable Law, including the relevant approvals with respect to any Novation Subject Contracts under Article IV hereof.

“Person” means any natural person, general or limited partnership, corporation, limited liability company, limited liability partnership, firm, association or organization, or other legal entity.

“Policy Loan Balance” means, with respect to any date of determination, the amount of contract loans in respect of the Novated Contracts, as of such date, as would be reflected in Line 6, Column 1 of the “Assets” section of the Ceding Company’s statutory financial statement (or the equivalent exhibits or lines in the event of changes to the Ceding Company’s statutory financial statement subsequent to December 31, 2022).

“Policyholder” means the owner(s) of any Novation Subject Contract.

“Premium Tax” or “Premium Taxes” has the meaning set forth in the Indemnity Reinsurance Agreement.

“Principal Underwriters” means Equitable Advisors, LLC and Equitable Distributors, LLC.

“Producer” means any broker, insurance producer, agent, general agent, managing general agent, master broker agency, broker general agency, financial specialist, or other Person, including any employee of the Ceding Company or its Affiliates, responsible for writing, marketing, producing, selling, or soliciting Novation Subject Contracts.

“Reinsured Contracts” has the meaning set forth in the Indemnity Reinsurance Agreement.

“Replacement Assuming Company” has the meaning set forth in Section 8.5.

“Representative” of a Person means the directors, officers, employees, advisors, agents, stockholders or other equity holders or investors, consultants, independent accountants, investment bankers, counsel, or other representatives of such Person and of such Person’s Affiliates.

“Requesting Party” has the meaning set forth in Section 5.2(b).

“Required Consents” means the receipt by the Ceding Company or the Assuming Company of the affirmative consent or, where applicable, deemed consent of the applicable Policyholder, as required under applicable Laws.

“SEC” means the United States Securities and Exchange Commission.

“Separate Account Assets” has the meaning set forth in Section 3.1.

“Separate Account Charges” has the meaning set forth in the Indemnity Reinsurance Agreement.

“Separate Account Liabilities” has the meaning set forth in the Indemnity Reinsurance Agreement.

“Statutory Book Value” has the meaning set forth in the Indemnity Reinsurance Agreement.

“Variable Annuity Reinsured Contracts” has the meaning set forth in the Indemnity Reinsurance Agreement.

ARTICLE II.

BASIS OF REINSURANCE AND BUSINESS REINSURED

Section 2.1. Policyholder Notices.

(a) Within thirty (30) days following the receipt of all Permits from Governmental Authorities for the assumption reinsurance of the Novation Subject Contracts issued in one or more states or the District of Columbia, on behalf of the Assuming Company, the Ceding Company shall, at its own cost and expense, prepare and deliver to Policyholders of applicable Novation Subject Contracts a notice of transfer substantially in the form set forth in Exhibit 1 attached hereto (the “Policyholder Notice”) or in such other form as may be required under applicable Law and the applicable Insurance Regulator and otherwise acceptable to both the Assuming Company and the Ceding Company, which shall inform each Policyholder of the intended transfer and assumption (the “Novation”). With respect to the Variable Annuity Reinsured Contracts, the Policyholder Notices shall also include the final versions, as identified to the Ceding Company by the Assuming Company, of initial summary prospectuses (“ISPs”) and exchange offer prospectus supplements for the Novation Subject Contracts prepared by the Assuming Company at its own cost and expense and provided to the Ceding Company in such quantity and format as required for distribution by Ceding Company to the applicable Policyholders on behalf of the Assuming Company. The Policyholder Notice shall clearly identify the Assuming Company as the party making the exchange offer to the Policyholders. The content of the Policyholder Notice and method of correspondence with respect thereto shall be subject to the reasonable approval of the Assuming Company. The Ceding Company shall, at its own cost and expense, mail the Policyholder Notice to each relevant Policyholder and establish and maintain a toll-free telephone number to respond to inquiries from Policyholders and Producers related to the Novation. The Ceding Company and the Assuming Company shall agree on the content to be used in responding to inquiries from Policyholders and Producers.

The Policyholder Notice shall be mailed on a date agreed upon by the Parties taking into consideration, among other things, (i) the various states’ consent requirements, (ii) the most efficient way to manage the transfer of the statutory reserves of the Ceding Company with respect to the General Account Liabilities to the Assuming Company, and (iii) the most efficient way to manage the transfer of the statutory reserves of the Ceding Company with respect to the Separate Account Liabilities to the Assuming Company. The Ceding Company shall deliver only Policyholder Notices that are in compliance with applicable Law. The Parties agree that no reference shall be made to the New York State Department of Financial Services (the “DFS”) in any Policyholder Notice mailed to any Policyholder.

(b) The Ceding Company will at its cost be responsible for managing and monitoring Policyholder consents and the satisfaction of any other legal conditions to the effectiveness of the Novations. The Ceding Company will provide the Assuming Company with monthly reports on the status of such consents and other information reasonably requested by the Assuming Company.

Section 2.2. Certificate of Assumptions; Novation.

(a) With respect to any Novation Subject Contracts, following receipt of all Required Consents from the relevant Policyholders, the Assuming Company shall mail the applicable Certificate of Assumption substantially in the form of Exhibit 2, specifying the Effective Time of Novation to each Policyholder that has consented or been deemed to have consented.

Upon the terms and subject to the conditions and other provisions of this Agreement (including the exception process set forth in Section 2.7 hereof), as of the applicable Effective Times for the Novations, the Ceding Company shall cede, assign, transfer and sell to the Assuming Company, by way of assumption reinsurance, all rights and benefits under the Novated Contracts, and the Assuming Company shall accept thereunder and assume, by way of assumption reinsurance, all such rights and benefits.

(b) On and after the Effective Time with respect to any Novated Contracts, the Assuming Company will accept and assume any and all of the Liabilities arising under the terms of such Novated Contracts subject to any and all defenses, setoffs and counterclaims to which the Ceding Company would be entitled with respect to such policy liabilities, it being expressly understood and agreed by the Parties hereto that no such defenses, setoffs or counterclaims are waived by the execution of this Agreement or the consummation of the transactions contemplated hereby and that it is intended that the Assuming Company shall be fully subrogated to all such defenses, setoffs and counterclaims. All obligations for which the Assuming Company shall be liable under the Novated Contracts shall be subject in all material respects to the same terms, rates, conditions, interpretations, and rights of cancellation as are applicable to the Ceding Company.

For the avoidance of doubt, in no event shall the Assuming Company assume any Ceding Company Extra-Contractual Obligations relating to the Novated Contracts.

Section 2.3. Direct Obligations. As of the applicable Effective Time, the Assuming Company shall be the successor to the Ceding Company under the Novated Contracts as if the Novated Contracts were the direct obligation of the Assuming Company. The Assuming Company substitutes itself as of the applicable Effective Time in the place and stead of the Ceding Company and the Policyholder may thereafter disregard the Ceding Company as a party thereto and treat the Assuming Company as if it had been originally obligated thereunder. After the applicable Effective Time, the Policyholder shall have the right to file claims arising under the Novated Contract directly with the Assuming Company and the Assuming Company hereby consents to be subject to direct action taken by the Policyholder in accordance with the Policyholder’s rights under the Novated Contract; provided, however, that this Agreement shall not confer upon the Policyholder rights other than such rights that the Policyholder would have had in the absence of this Agreement (except that in assessing such rights no effect shall be given to any bankruptcy, liquidation, insolvency, reorganization or moratorium of the Ceding Company, or the effect of Laws or legal procedures affecting enforcement of creditors’ rights against the Ceding Company generally).

Section 2.4. Continuation. For the avoidance of doubt, a Novated Contract shall not constitute the creation of a new contract or the termination of the applicable Novation Subject Contract; rather such Novated Contract shall be considered and deemed a continuation of the existing contract as if the Assuming Company were the original party thereto in lieu of the Ceding Company in respect of such Novated Contract.

Section 2.5. Territory. The territorial limits of this Agreement shall be identical with those of the Novated Contracts.

Section 2.6. Non-Guaranteed Elements. Upon Novation, the Assuming Company may (i) set all Non-Guaranteed Elements of the Novated Contracts in its sole discretion, and (ii) make any other amendments or changes to the Novated Contracts or the product features or investment options thereunder (e.g., fund substitutions and/or buyout offers), in each case, without notice to, or consent of, the Ceding Company. For the avoidance of doubt, unless and until a Novation Subject Contract becomes a Novated Contract, the Ceding Company shall retain control over the Non-Guaranteed Elements for such Novation Subject Contract in accordance with the terms of the Coinsurance Agreement.

Section 2.7. Exceptions.

(a) If any Policyholder expressly rejects the Novation or in the Ceding Company’s and the Assuming Company’s mutual reasonable determination has rejected the Novation, such Novation Subject Contract will remain a Reinsured Contract and continue to be covered under the Indemnity Reinsurance Agreement and not be treated as a Novated Contract.

In the event that a Novated Contract is determined by: (i) appropriate Governmental Authorities or a court of competent jurisdiction to not be novated from the Ceding Company to the Assuming Company (including in jurisdictions requiring the Policyholder’s affirmative consent for Novation where the Policyholder either did not or refused to provide such consent) or (ii) the Ceding Company’s and the Assuming Company’s reasonable mutual agreement to no longer be treated as a Novated Contract, each such Novated Contract shall be deemed, retroactive to the applicable Effective Time, to be a Reinsured Contract and such Novation shall be null and void and of no effect. Promptly upon such determination, the Assuming Company will send to the Ceding Company the then current Separate Account Assets supporting such contract and any contract transaction information since the Novation Date related to such contract and treat such contract as a Reinsured Contract under the Indemnity Reinsurance Agreement including, but not limited to, for purposes of determining the Funds Withheld Account Balance and the NI Modco Accounts Balance to be held by the Ceding Company under the Indemnity Reinsurance Agreement. The intent of the Parties hereto being that the economics of the Parties hereunder shall be held as neutral as possible. Consequently, the Parties shall equally bear the costs of reversing the Novation of a Novated Contract retroactive to the applicable Effective Time under this Section 2.7(b).

(b) The Parties agree to cooperate with each other and reach a mutually agreeable resolution with respect to exception requests received from Policyholders seeking to have their contract(s) no longer be treated as a Novated Contract. The Parties shall equally bear the costs of all other exception requests granted under this Section 2.7(c).

ARTICLE III.

ASSET TRANSFERS

Section 3.1. Transfer of Separate Account Assets. With respect to any Novated Contracts, on the date during which the applicable Effective Time for such Novated Contracts occurs, the Ceding Company shall transfer to the Assuming Company all of its right, title and interest in and to any and all cash and assets allocable to the applicable Novated Contracts standing to the credit of the Ceding Company Separate Accounts (the “Separate Account Assets”) by transferring such Separate Account Assets into the corresponding Assuming Company Separate Accounts as follows. Fund shares attributable to each Novated Contract held by the Ceding Company Separate Accounts shall be transferred from the applicable Ceding Company Separate Account to the applicable Assuming Company Separate Account as of the close of the Business Day on the date during which the Effective Time for such Novated Contracts occurs or as of the close of the next Business Day if the Effective Time occurs on a non-Business Day. Such transfers of Fund shares shall be made in accordance with the terms of each applicable Fund participation agreement and applicable Law. The Parties will use commercially reasonable efforts to effect such transfer by book entry on the shareholder records of each applicable Fund. Neither the Ceding Company nor the Assuming Company will assess any fee or charge in connection with the transfer of Fund shares. If any act or failure to act by a Party results in delays in the transfer of Fund shares or otherwise results in adjustments having to be made to Separate Account Assets transferred to the Assuming Company Separate Accounts, such Party shall bear all costs related to such adjustments. If adjustments to Separate Account Assets transferred to the Assuming Company Separate Accounts are required to be made through no fault of any Party, the Parties agree to share equally in the costs of such adjustments. In all cases, the Parties agree to act in good faith to limit costs associated with the transfer of Fund shares. On and after the applicable Effective Time, any Separate Account Charges with respect to the Novated Contracts shall be for the account of the Assuming Company and, if received by the Ceding Company, the Ceding Company shall promptly remit such amounts to the Assuming Company.

Section 3.2. General Account Assets. With respect to any Novated Contracts, as of the applicable Effective Time of such Novated Contracts, the Novated Contracts shall cease to be Reinsured Contracts under the Indemnity Reinsurance Agreement. On the date during which the applicable Effective Time for such Novated Contracts occurs, the Ceding Company shall transfer to the Assuming Company assets with a Statutory Book Value equal to the Funds Withheld Account Balance or NI Modco Accounts Balance, as applicable, with respect to such Novated Contracts. In addition, the Ceding Company shall transfer to the Assuming Company all of its right, title and interest in and to the Policy Loan Balances with respect to such Novated Contracts as of the Effective Time through accounting transfers and other assets, if any, held by the Ceding Company that are attributable to the Novated Contracts.

Section 3.3. Ceding Commission. With respect to any Novated Contracts, if the asset transfer(s) made by the Ceding Company to the Assuming Company pursuant to Section 3.1 and Section 3.2, as applicable, fail to transfer assets with a Fair Market Value at least equal to the fair value of such Novated Contracts based on market conditions as of the Effective Time with respect to such Novated Contracts, the Ceding Company shall pay to the Assuming Company an amount equal to the difference between the Fair Market Value of assets transferred pursuant to Section 3.1 and Section 3.2, as applicable, and such fair value. Conversely, with respect to any Novated Contracts, if the asset transfer(s) made by the Ceding Company to the Assuming Company pursuant to Section 3.1 and

Section 3.2, as applicable, transfer assets with a Fair Market Value greater than the fair value of such Novated Contracts based on market conditions as of the Effective Time with respect to such Novated Contracts, the Assuming Company shall pay to the Ceding Company an amount equal to the difference between the Fair Market Value of assets transferred pursuant to Section 3.1 and Section 3.2, as applicable, and such fair value. Any amount(s) required to be paid by the Ceding Company or the Assuming Company, as applicable, pursuant to this Section 3.3 (the “Ceding Commission”) shall be paid in cash and/or investment assets valued at Fair Market Value reasonably acceptable to the receiving Party. Any such ceding commission shall become due hereunder within sixty (60) days after the Parties have finalized such calculation. The Parties agree and acknowledge that in the event the Ceding Company is required to pay a Ceding Commission to the Assuming Company in respect of any Novated Contract, the amount of such Ceding Commission will be funded by a corresponding payment from EFLOA to the Ceding Company in connection with the Ceding Company’s recapture of such Novated Contract from EFLOA pursuant to the Indemnity Reinsurance Agreement. Such recapture and payment from EFLOA to the Ceding Company would occur prior to, or contemporaneous with, the Effective Time of novation of the applicable Novated Contract.

ARTICLE IV.

REGULATORY FILINGS; COOPERATIONS

Section 4.1. Insurance Regulatory Filings.

(a) The Ceding Company and the Assuming Company will jointly seek approval from the DFS and the Colorado Division of Insurance (“CDI”), respectively, for the transaction contemplated by this Agreement. The Parties will make these filings following the execution of this Agreement.

Following receipt of approvals from the DFS and the CDI, the Ceding Company will be responsible for the submission of all filings required to be made for approval of the transactions contemplated by this Agreement. The Ceding Company will manage and respond to all inquiries and comments from state insurance departments with respect thereto. Prior to any such filing or response, the Ceding Company shall afford the Assuming Company the opportunity to review such filing or response, as applicable, and shall incorporate any reasonable input received from the Assuming Company.

(b) Following receipt of approvals from the DFS and the CDI, the Assuming Company shall prepare and make all Certificate of Assumption form filings in each jurisdiction relevant to the Novation Subject Contracts. The Assuming Company shall respond to all inquiries and comments from state insurance departments with respect thereto, in each case with review and input from the Ceding Company.

Section 4.2. SEC Filings. Each of the Assuming Company and the Ceding Company will be responsible for the preparation and filing of all SEC filings and approvals necessary for each of them to undertake the transaction contemplated by this Agreement. Such filings will include, without limitation, filings related to the establishment by the Assuming Company of the Assuming Company Separate Accounts to mirror the existing Ceding Company Separate Accounts for the Novation Subject Contracts that constitute Variable Annuity Reinsured Contracts, new registration statements, prospectus supplements and/or disclosures relating to the Novation. Filings with the SEC will be made promptly following the filings with the DFS and the CDI, as provided for above, and approval of the SEC filings will be sought in parallel with such filings.

Section 4.3. Non-Insulated Separate Account. Prior to the first Effective Time as to any Novation Subject Contract that constitutes a NI Modco Accounts Reinsured Contract, the Assuming Company shall establish and maintain one or more non-insulated separate accounts to mirror the Ceding Company’s NI Modco Account for such Novation Subject Contracts, and shall allocate to such separate accounts all assets and liabilities with respect to NI ModCo Accounts Reinsured Contracts that become Novated Contracts in accordance with applicable Law.

Section 4.4. Reasonable Best Efforts.

(a) Each of the Parties agree that it shall consult with one another with respect to the obtaining of all approvals from Governmental Authorities necessary or advisable to consummate the transaction contemplated by this Agreement, and each of them shall keep the other apprised on a prompt basis of the status of matters relating to such approvals. Each Party shall have the right to review in advance any filings made with, or written materials submitted to, any Governmental Authority or any third party in connection with the transaction contemplated by this Agreement, subject to redaction of confidential, sensitive, or competitive information and applicable Law, and make reasonable recommendations thereto. Each of the Parties shall as soon as reasonably practicable advise each other upon receiving any communication from any Governmental Authority whose approval is required for consummation of the transaction contemplated by this Agreement to the extent such communication reasonably relates to such required approval, and advise each other when any such communication causes such Party to believe that there is a reasonable likelihood that any such approval will not be obtained or that the receipt of such approval will be materially delayed or conditioned.

Each Party shall use, and shall cause their Affiliates to use, reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary or advisable to fulfill all requirements to consummate the transaction contemplated by this Agreement, including: (i) obtaining all necessary or advisable approvals from Governmental Authorities; (ii) making all necessary or advisable registrations, filings and notices and taking all steps as may be necessary to obtain such approvals; and (iii) adjusting the balance of the Funds Withheld Account and the NI Modco Accounts in accordance with the Indemnity Reinsurance Agreement to reflect the exclusion of the Novated Contracts as Reinsured Contracts under the Indemnity Reinsurance Agreement.

Section 4.5. Cooperation.

(a) Following the date hereof, the Ceding Company shall reasonably cooperate with the Assuming Company in order for the Assuming Company to negotiate and enter into compensation and management arrangements with the counterparties to the Investment Agreements with respect to the Novation Subject Contracts, such that the compensation payable to Assuming Company thereunder with respect to the Novated Contracts will, in the aggregate, be substantially equivalent to the compensation payable to the Ceding Company by such counterparties and such Novated Contracts as they exist as of the date hereof (the “Investment Agreement Arrangements”). Any out-of-pocket expenses associated with obtaining the Investment Agreement Arrangements shall be borne by the Assuming Company. The Ceding Company shall cause the Investment Agreements to cease to apply to any Separate Account Assets transferred to the Assuming Company as of the applicable Effective Time.

The Parties agree and acknowledge that the Principal Underwriters will continue to perform the principal underwriter function for the Novated Contracts.

Section 4.6. Further Assurances. On and after the date hereof, the Ceding Company and the Assuming Company shall, and shall cause their respective Affiliates to, take all reasonably appropriate action and execute any additional documents, instruments or conveyances of any kind which may be reasonably necessary to carry out any of the provisions of this Agreement and consummate any of the transactions contemplated by this Agreement.

ARTICLE V.

ADMINISTRATION

Section 5.1. Administration. As of the Novation Date, the Assuming Company shall administer, or shall cause to be administered, the Novated Contracts (i) with the skill, diligence and expertise that would reasonably be expected from experienced and qualified personnel performing such duties in like circumstances; (ii) using a standard of care and policies and procedures generally that are, in the aggregate, at least as stringent with respect to the Novated Contracts as that employed by the Assuming Company to administer its other similar businesses, and (iii) in all material respects in accordance with the terms and conditions of the Novated Contracts and applicable Laws, including the maintenance by the Assuming Company of all permits from Governmental Authorities necessary to perform the administration contemplated by this Article V.

Section 5.2. Books and Records and Access.

(a) The Ceding Company shall use commercially reasonable efforts to transfer accurate originals or copies of the Books and Records in its control or possession at the time of Novation with respect to the Novated Contracts to the Assuming Company on or before the relevant Novation Date. To the extent any such Books and Records are not transferred to the Assuming Company on or before the applicable Novation Date, the Ceding Company shall use commercially reasonable efforts at its cost to provide such Books and Records to the Assuming Company as soon as reasonably practicable but no later than ten (10) Business Days following its receipt of such a request from the Assuming Company; provided that both Parties shall in good faith cooperate with each other to (i) shorten such ten (10)-Business Day period as necessary if required by applicable Law or requested in writing by any Governmental Authority, or (ii) extend such ten (10)-Business Day period for the Ceding Company for good cause. Alternatively, the Ceding Company may at its cost provide access to the Assuming Company to such Books and Records as set forth in subclause (b) below. Any additional Books and Records created by the Ceding Company following such applicable Novation Date shall be transferred to the Assuming Company as soon as reasonably practicable, but no later than 15 Business Days, following their creation. All right, title and interest in such Books and Records shall vest in the Assuming Company; provided that the Ceding Company may retain copies of such Books and Records.

Subject to subclause (a) above, each of the Ceding Company and the Assuming Company shall maintain its respective Books and Records relating to the Novated Contracts. During the term of this Agreement, Ceding Company shall, upon any reasonable request of the Assuming Company or its Representatives, and Assuming Company shall, upon any reasonable request of the Ceding Company or its Representatives as may be necessary to permit the Ceding Company to respond to or comply with requests for information by Governmental Authorities, financial auditors, or tax auditors or to defend lawsuits or comply with applicable law (any such requesting Party, a “Requesting Party”) as soon as practicable following receipt of the request (i) provide to the Requesting Party and its Representatives reasonable access during normal business hours to the such Party’s Books and Records pertaining to the Novated Contracts and to any services to be provided in respect thereof, provided such access shall not unreasonably interfere with the conduct of the business of such Party, (ii) permit the Requesting Party and its Representatives to inspect, photocopy and audit copies of such Books and Records at their own cost, including as pertains to the administration of the Novated Contracts, and (iii) make available to the Requesting Party its personnel knowledgeable with respect thereto to facilitate such inspection and audit. In furtherance of the foregoing, at the Requesting Party’s reasonable request, the other Party shall meet with the Requesting Party and its Representatives upon reasonable notice and during normal business hours and for a reasonable period of time (but no more than once per calendar quarter) to discuss the administration of the Novated Contracts. Nothing herein shall (x) require either Party to disclose any information to the other Party or its Representatives if such disclosure would jeopardize any attorney-client privilege, the work product immunity or any other legal privilege or similar doctrine or contravene any applicable Law or any contract (including any confidentiality agreement to which such Party or any of its Affiliates is a party); it being understood that such Party shall use its reasonable best efforts to enable such information to be furnished or made available to the Requesting Party or its Representatives without so jeopardizing privilege or contravening such applicable Law (including redacting information or entering into joint defense agreements with the Requesting Party on mutually agreeable terms) or (y) require such Party to disclose its tax records or any personnel or related records.

(b) The Ceding Company shall notify the Assuming Company promptly of any material updates, inaccuracies, corrections or changes made to or discovered with respect to the Books and Records (including with respect to any Policyholder data or other data relating to the Novated Contracts) it previously transferred to the Assuming Company of which it becomes aware.

ARTICLE VI.

OVERSIGHTS

Section 6.1. Oversights. Inadvertent delays, oversights, errors, or omissions made in connection with this Agreement or any transaction hereunder shall not relieve either Party from any liability that would have attached had such delay, oversight, error, or omission not occurred. The Parties shall nevertheless cooperate in good faith to rectify such delay, oversight, error, or omission as soon as possible after discovery so that both Parties shall be restored as closely as possible to the positions they would have occupied if no delay, oversight, error, or omission had occurred.

ARTICLE VII.

INDEMNIFICATION

Section 7.1. Assuming Company’s Obligation to Indemnify. The Assuming Company hereby agrees to indemnify, defend and hold harmless the Ceding Company and its officers, directors, stockholders, employees, representatives, successors, and assigns (collectively, the “Ceding

Company Indemnified Parties”) from and against any and all losses incurred by the Ceding Company Indemnified Parties to the extent arising from (i) any breach by the Assuming Company of the covenants and agreements of the Assuming Company contained in this Agreement, (ii) without duplication, Assuming Company Extra-Contractual Obligations relating to the Novated Contracts, and (iii) any successful enforcement of this indemnity.

Section 7.2. Ceding Company’s Obligation to Indemnify. The Ceding Company hereby agrees to indemnify, defend and hold harmless the Assuming Company and its officers, directors, stockholders, employees, representatives, successors, and assigns (collectively, the “Assuming Company Indemnified Parties”) from and against any and all losses incurred by the Assuming Company Indemnified Parties to the extent arising from (i) any breach by the Ceding Company of the covenants and agreements of the Ceding Company contained in this Agreement, (ii) without duplication, Ceding Company Extra-Contractual Obligations relating to the Novated Contracts, and (iii) any successful enforcement of this indemnity.

ARTICLE VIII.

MISCELLANEOUS

Section 8.1. Expenses. Except as may be otherwise specified in this Agreement, all costs and expenses, including fees and disbursements of counsel, financial advisers and independent accountants, incurred in connection with this Agreement and the transactions contemplated herein shall be paid by the Person incurring such costs and expenses.

Section 8.2. Notices. All notices, requests, consents, claims, demands, and other communications under this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by electronic mail (followed by delivery of an original via overnight courier service), or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties hereto at the following respective addresses (or at such other address for a Party hereto as shall be specified in a notice given in accordance with this Section 8.2).

(a) if to the Ceding Company:

Equitable Financial Life Insurance Company

1290 Avenue of the Americas

New York, NY 10104

Attention:      Jose Gonzalez

Tel:         212-554-1234

E-mail:       jose.gonzalez@equitable.com

(b) if to the Assuming Company:

Equitable Financial Life and Annuity Company

14143 Denver West Parkway, Suite 520

Lakewood, CO 80401

Attention: Jose Gonzalez

Tel: 212-554-1234

E-mail: jose.gonzalez@equitable.com

Section 8.3. Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced under any Law or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated herein is not affected in any manner materially adverse to either Party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated herein be consummated as originally contemplated to the greatest extent possible.

Section 8.4. Entire Agreement. This Agreement (including all exhibits and schedules hereto) constitutes the entire agreement of the Parties with respect to the subject matter of this Agreement and supersedes all prior agreements and undertakings, both written and oral, between or on behalf of the Ceding Company and/or its Affiliates, on the one hand, and the Assuming Company and/or its Affiliates, on the other hand, with respect to the subject matter of this Agreement.

Section 8.5. Assignment.

(a) Except as set forth in this Section 8.5, this Agreement shall not be assigned by any Party without the prior written consent of the other Party and the prior approval of DFS. The Parties agree and acknowledge that upon notice to the Ceding Company and receipt of prior approval from DFS, the Assuming Company may assign its rights hereunder to assume any Novation Subject Contracts to any other Affiliate of the Parties (in each case, a “Replacement Assuming Company”), in which case, such Replacement Assuming Company shall succeed to the Assuming Company’s rights hereunder with respect to such Novation Subject Contracts, and the Parties shall cause such Replacement Assuming Company to satisfy the Assuming Company’s Liabilities and obligations hereunder with respect to such Novation Subject Contracts.

This Agreement shall be binding upon, shall inure to the benefit of, and shall be enforceable by the Parties and their permitted successors and assigns.

Section 8.6. No Third Party Beneficiaries. Except as otherwise provided herein, this Agreement is for the sole benefit of the Parties and their permitted successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

Section 8.7. Amendment. No provision of this Agreement may be amended, supplemented, or modified except by a written instrument signed by each Party.

Section 8.8. Submission to Jurisdiction.

(a) Each of the Ceding Company and the Assuming Company irrevocably and unconditionally submits for itself and its property in any Action arising out of or relating to this Agreement, the transactions contemplated hereby, the formation, breach, termination or validity of this Agreement or the recognition and enforcement of any judgment in respect of this Agreement, to the exclusive jurisdiction of the courts of the State of New York sitting in the County of New York, the federal courts for the Southern District of New York, and appellate courts having jurisdiction of appeals from any of the foregoing, and all claims in respect of any such Action shall be heard and determined in such New York courts or, to the extent permitted by Law, in such federal court.

Any such Action may and shall be brought in such courts and each of the Ceding Company and the Assuming Company irrevocably and unconditionally waives any objection that it may now or hereafter have to the venue or jurisdiction of any such Action in any such court or that such Action was brought in an inconvenient court and shall not plead or claim the same.

(b) Service of process in any Action may be effected by mailing a copy of such process by registered or certified mail (or any substantially similar form of mail), postage prepaid, to such Party at its address as provided in Section 8.2.

Nothing in this Agreement shall affect the right to effect service of process in any other manner permitted by the Laws of the State of New York.

Section 8.9. Governing Law. This Agreement, and the formation, termination, or validity of any part of this Agreement shall in all respects be governed by, and construed in accordance with, the Laws of the State of New York.

Section 8.10. Waiver of Jury Trial. EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, OR ITS PERFORMANCE UNDER OR THE ENFORCEMENT OF THIS AGREEMENT.

Section 8.11. Specific Performance. The Parties agree that irreparable damage would occur in the event that any of the covenants or obligations contained in this Agreement are not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the Parties shall be entitled to seek injunctive or other equitable relief to prevent or cure any breach by the other Party of its covenants or obligations contained in this Agreement and to specifically seek to enforce such covenants and obligations in any court referenced in Section 8.8(a) having jurisdiction, such remedy being in addition to any other remedy to which either Party may be entitled hereunder or at law or in equity. Each of the Parties acknowledges and agrees that it shall not oppose the granting of an injunction, specific performance, and other equitable relief when expressly available pursuant to the terms of this Agreement, and hereby waives (a) any defenses in any Action for an injunction, specific performance, or other equitable relief, including the defense that the other Parties have an adequate remedy at Law or an award of specific performance is not an appropriate remedy for any reason at Law or equity, and (b) any requirement under Law to post a bond, undertaking, or other security as a prerequisite to obtaining equitable relief.

Section 8.12. Waivers. Any term or provision of this Agreement may be waived, or the time for its performance may be extended, in writing at any time by the Party or Parties entitled to the benefit thereof. Any such waiver shall be validly and sufficiently authorized for the purposes of this Agreement if, as to any Party, it is authorized in writing by an authorized Representative of such Party. The failure of any Party hereto to enforce at any time any provision of this Agreement shall not be construed to be a waiver of such provision, nor in any way to affect the validity of this Agreement or any part hereof or the right of any Party thereafter to enforce each and every such provision. No waiver of any breach of this Agreement shall be held to constitute a waiver of any preceding or subsequent breach.

Section 8.13. Rules of Construction. Interpretation of this Agreement shall be governed by the following rules of construction: (a) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (b) references to Articles, Sections, paragraphs, Exhibits, and Schedules are references to the Articles, Sections, paragraphs, Exhibits, and Schedules to this Agreement unless otherwise specified; (c) references to “$” shall mean United States dollars; (d) the word “including” and words of similar import when used in this Agreement shall mean “including without limiting the generality of the foregoing,” unless otherwise specified; (e) the table of contents, articles, titles and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement; (f) this Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted; (g) the Schedules and Exhibits referred to herein shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein; (h) unless the context otherwise requires, the words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (i) all terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein; (j) any agreement or instrument defined or referred to herein or any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified, or supplemented, including by waiver or consent, and references to all attachments thereto and instruments incorporated therein; (k) unless otherwise specified herein, any statute or regulation referred to herein means such statute or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of any statute, includes any rules and regulations promulgated under such statute), and references to any section of any statute or regulation include any successor to such section; (l) all time periods within or following which any payment is to be made or act to be done shall be calculated by excluding the date on which the period commences and including the date on which the period ends and by extending the period to the first succeeding Business Day if the last day of the period is not a Business Day; (m) references to any Person include such Person’s predecessors or successors, whether by merger, consolidation, amalgamation, reorganization, or otherwise; and (n) references to any contract (including this Agreement) or organizational document are to the contract or organizational document as amended, modified, supplemented, or replaced from time to time, unless otherwise stated.

Section 8.14. Counterparts. This Agreement may be executed in two (2) or more counterparts, and by the different Parties to this Agreement in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or other means of electronic transmission utilizing reasonable image scan technology shall be as effective as delivery of a manually executed counterpart of this Agreement.

Section 8.15. Treatment of Confidential Information.

(a) The Ceding Company and the Assuming Company agree to hold each other’s Confidential Information in strict confidence and to take all commercially reasonable steps to ensure that Confidential Information is not disclosed in any form by any means by such Party, its Affiliates, by any of its Representatives or subcontractors to third parties of any kind, other than the Representatives performing services for such Party who need access to such Confidential Information in the course and scope of providing such services, except as is authorized by the other Party in advance and in compliance with all applicable Law. If any Confidential Information needs to be disclosed as required by applicable Law or court order, the disclosing Party shall (if permitted by applicable Law) provide prompt notice to the other Party prior to such disclosure so that such other Party may (at its expense) seek a protection order or other appropriate remedy which is necessary to protect its interest.

Each of the Assuming Company and the Ceding Company will (i) comply in all material respects with applicable Laws with respect to the processing of Non-Public Personal Information; (ii) refrain from selling such Non-Public Personal Information or using such Non-Public Personal Information for reasons unrelated to the Assuming Company’s or the Ceding Company’s business, as the case may be; and (iii) take commercially reasonable steps to limit access to and possession of Non-Public Personal Information in a manner consistent with the nature and sensitivity of such information.

(b) If either Party receives a third party demand pursuant to subpoena, summons, or court or order of a Governmental Authority or request, to disclose Confidential Information provided by the other Party, the receiving Party shall, if legally permitted, provide the disclosing Party with prompt written notice of any subpoena, summons, or court or order of a Governmental Authority or request, within a reasonable time prior to such release or disclosure. Unless the disclosing Party has given its prior permission to release or disclose the Confidential Information, the receiving Party shall not comply with the subpoena prior to the actual date required by the subpoena. If a protective order or appropriate remedy is not obtained, the receiving Party may disclose only that portion of the Confidential Information that it is legally obligated to disclose and shall use reasonable best efforts to treat such proprietary information as confidential. However, notwithstanding anything to the contrary in this Agreement, this Section 8.15(c) shall not be construed as requiring the receiving Party to act in any way that would not comply with the subpoena, summons, or court or order of a Governmental Authority.

Each of the Assuming Company and the Ceding Company shall establish and maintain (i) administrative, technical, and physical safeguards designed to protect against the destruction, loss, or alteration of Confidential Information and Non-Public Personal Information, and (ii) appropriate security measures designed to protect Confidential Information and Non-Public Personal Information in compliance with the requirements of all applicable Laws relating to personal information security.

(c) As needed to comply with applicable Laws concerning the processing of Non-Public Personal Information, the Parties agree to work cooperatively and in good faith to amend this Agreement in a mutually agreeable and timely manner, or to enter into further mutually agreeable agreements to the extent required by Law to comply with any such applicable Laws applicable to the Parties.

The Parties agree that the breach, or threatened breach, of any of the confidentiality provisions of this Agreement may cause irreparable harm without adequate remedy at law. Upon any such breach, the disclosing Party will be entitled to seek injunctive relief to prevent the receiving Party from commencing or continuing any action constituting such breach, without having to post a bond or other security and without having to prove the inadequacy of other available remedies. Nothing in this Section 8.15(f) will limit any other remedy available to either Party.

Section 8.16. Incontestability. In consideration of the mutual covenants and agreements contained herein, each Party agrees that this Agreement, and each and every provision hereof, is and shall be enforceable by and between them according to its terms, and each Party does hereby agree that it shall not contest the validity or enforceability hereof.

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IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed on the day and year first above written.

EQUITABLE FINANCIAL LIFE INSURANCE COMPANY

By:
Name: Robin M. Raju
Title: Chief Financial Officer

EQUITABLE FINANCIAL LIFE AND ANNUITY COMPANY

By:
Name: Yun Zhang
Title: EVP, Chief Financial Officer and
Treasurer

SCHEDULE A

Ceding Company Separate Accounts

EXHIBIT 1

Form of Policyholder Notice

EXHIBIT 2

Form of Certificate of Assumption